December 5, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Elaine Wolff, Branch Chief

  RE:
  Affordable Residential Communities—
  Amendment No. 1 to Registration Statement
   on Form S-3 (File No. 333-138050)

Ladies and Gentlemen:

        On behalf of our client, Affordable Residential Communities Inc., a Maryland corporation (the "Company"), we are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated October 26, 2006 (the "Comment Letter"), with respect to the Company's Registration Statement on Form S-3 filed with the Commission on October 17, 2006 (SEC File No. 333-138050) (the "Registration Statement").

        Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company's responses thereto.

        Page references contained in this response are to Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which is being filed simultaneously with this response.

Item 17. Undertakings, page II-5

1.
Please revise your disclosure to include all applicable undertakings from Item 512(a) of Regulation S-K.

        In response to the Staff's comment, the Company has revised pages II-5 and II-6 of Amendment No. 1.

        If you have any questions regarding the foregoing, please contact the undersigned at (202) 371-7352 (phone) or (202) 661-0552 (fax).

Very truly yours,
/s/ DANIEL I. FISHER
Daniel I. Fisher
cc:
Scott L. Gesell
Affordable Residential Communities Inc.